Stralak
Resources Inc.

02 JAN 17 AM 8:11

US 12(g)3-2(b) exemption # **82-976**

02015034

December 10, 2001

Via First Class Mail

Securities & Exchange Commission
450 - 5th Street N.W.
Washington DC 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Reader:

Enclosed please find a copy of Stralak Resources Inc.'s news release of December 3, 2001, for your records.

If you have any questions, please contact our office.

Thank you.

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Yours truly,

STRALAK RESOURCES INC.
Per: M.N. Lapierre
Administration

/ml
Encl.

dlw 2/11

Stralak
Resources Inc.

82-976

CDNX:SRK

NEWS RELEASE - December 3, 2001

Company Grants Optionee a 60-Day Extension of Time

In November 2000, Stralak Resources Inc. granted to a private exploration company the exclusive option to purchase mining claims, collectively referred to as the Marysville hardrock magnesite property, located in British Columbia. In order to keep the option in good standing, the optionee had to pay, by December 30, 2000, $1,000,000. (CDN) to the company with which Stralak Resources Inc. had an option agreement with respect to the Marysville property, thereby causing Stralak Resources Inc. to exercise its own option to acquire the hard rock magnesite property. This requirement was satisfied December 21, 2000. Under the terms of the November 2000 option agreement, the optionee was further obliged, in order to keep the option in good standing, to pay to Stralak Resources Inc. $7,000,000. on or before December 1, 2001, and a final $7,000,000. on or before December 1, 2002.

The optionee has provided a detailed summary of its progress to date, and has requested an extension of time within which to satisfy the payment terms required to keep the option in good standing. Stralak Resources Inc. has granted to the optionee an extension of time within which to satisfy payments required to be made on or before December 1, 2001 in order to keep the option in good standing, up to the end of the business day January 31, 2002, failing which the option shall then expire.

For further information, please contact the company at 705-682-9234, or write to 106 Fielding Rd., Lively, Ontario, P3Y 1L5. Please visit our web site at www.stralakresources.ca

On behalf of the Board of Directors

Edward J. Blanchard
President

106 Fielding Road • Lively, Ontario • CANADA • P3Y 1L5 • TEL. 705-682-9234 • FAX 705-682-2447 • www.stralakresources.ca • E-mail: info@stralakresources.com